               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ----------------------

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      Medco Research, Inc.
                        (Name of Issuer)

                   Common Stock, No Par Value
                 (Title of Class of Securities)

                            584059109
                         (CUSIP Number)

                        Arthur Goetchius
   300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9395
          (Name, address and telephone number of person authorized to receive notices and communications)

                          July 2, 1997
     (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    13D                                                     Page 2 of 22 Pages
CUSIP No. 584059109

     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                        EGS Associates, L.P.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS **
                        WC

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              100,683
OWNED BY

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              100,683

      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              100,683

      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]

      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              1.0%

       (14)  TYPE OF REPORTING PERSON **
                                              PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

    13D                                                     Page 3 of 22 Pages
CUSIP No. 584059109

     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             EGS Partners, L.L.C.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS **
                             AF

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              273,666
OWNED BY

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              275,286

      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              275,286

      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]

      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              2.6%

      (14)  TYPE OF REPORTING PERSON **
                                              IA

      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

    13D                                                     Page 4 of 22 Pages
CUSIP No. 584059109

     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Bev Partners, L.P.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS **
                             WC

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              48,831
OWNED BY

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              48,831

      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              48,831

      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]

      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              0.5%

       (14)  TYPE OF REPORTING PERSON **
                                              PN

      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

    13D                                                     Page 5 of 22 Pages
CUSIP No. 584059109

     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                 The Pharmaceutical/Medical Technology Fund, L.P.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS **
                             WC

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              87,346
OWNED BY

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              87,346

      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              87,346

      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]

      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              0.8%

       (14)  TYPE OF REPORTING PERSON **
                                              PN

      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

    13D                                                     Page 6 of 22 Pages
CUSIP No. 584059109

     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             William Ehrman

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS **
                             AF

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              510,526
OWNED BY

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              512,146

      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              512,146

      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]

      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              4.9%

       (14)  TYPE OF REPORTING PERSON **
                                              IN

      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

    13D                                                     Page 7 of 22 Pages
CUSIP No. 584059109

     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Frederic Greenberg

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS **
                             AF   PF

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States

NUMBER OF      (7)  SOLE VOTING POWER
                                              5,900
SHARES

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              515,026
OWNED BY

EACH           (9)  SOLE DISPOSITIVE POWER
                                              5,900
REPORTING

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              516,646

      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              522,546

      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]

      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              5.0%

       (14)  TYPE OF REPORTING PERSON **
                                              IN

      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

    13D                                                     Page 8 of 22 Pages
CUSIP No. 584059109

     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Frederick Ketcher

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS **
                             AF   PF

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States

NUMBER OF      (7)  SOLE VOTING POWER
                                              12,100
SHARES

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              510,526
OWNED BY

EACH           (9)  SOLE DISPOSITIVE POWER
                                              12,100
REPORTING

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              512,146

      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              524,246

      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]

      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              5.0%

       (14)  TYPE OF REPORTING PERSON **
                                              IN

      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

    13D                                                     Page 9 of 22 Pages
CUSIP No. 584059109

     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Jonas Gerstl

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS **
                             AF

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              510,526
OWNED BY

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              512,146

      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              512,146

      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]

      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              4.9%

       (14)  TYPE OF REPORTING PERSON **
                                              IN

      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

    13D                                                    Page 10 of 22 Pages
CUSIP No. 584059109

     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             James McLaren

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]

     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS **
                             AF

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              510,526
OWNED BY

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              512,146

      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              512,146

      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]

      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              4.9%

       (14)  TYPE OF REPORTING PERSON **
                                              IN

      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

    13D                                                    Page 11 of 22 Pages

ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the common stock, no par value (the "Common Stock"), issued by Medco Research, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 85 T W Alexander Drive, Research Triangle Park, North Carolina 27709.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock held in discretionary accounts managed by EGS Partners, (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) The Pharmaceutical/Medical Technology Fund, L.P., a Delaware limited partnership ("Pharm Fund"), with respect to shares of Common Stock beneficially owned by it, (v) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, EGS Associates, EGS Partners, Bev Partners and Pharm Fund, (vi) Frederick Ketcher, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners and Pharm Fund; and (vii) William Ehrman, Jonas Gerstl and James McLaren with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Pharm Fund. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons".

     Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     The general partners of EGS Associates, Bev Partners and Pharm Fund and the members of EGS Partners are William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl and James McLaren (collectively, the "General Partners").

(b) The address of the principal business and principal office of EGS Associates, EGS Partners, Bev Partners, Pharm Fund and each of the General Partners is 300 Park Avenue, New York, New York 10022.

(c) The principal business of each of EGS Associates, Bev Partners and Pharm Fund is that of a private investment firm, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a private investment firm and a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts.

    13D                                                    Page 12 of 22 Pages

     The present principal occupations of the General Partners are as general partners of EGS Associates, Bev Partners and Pharm Fund and other limited partnerships and as members of EGS Partners.

(d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, Bev Partners and Pharm Fund are Delaware limited partnerships. EGS Partners is a Delaware limited liability company.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Pharm Fund is approximately $1,209,682, $2,988,495, $708,164 and $1,025,999, respectively.

      To the best of Mr. Greenberg's knowledge, the net investment cost (including commissions, if any) of the shares of Common Stock owned directly by Mr. Greenberg, and by members of his immediate family, is approximately $143,261.

      The net investment cost (including commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher, is approximately $129,197.

      The shares of Common Stock purchased by each of EGS Associates, Bev Partners and Pharm Fund were purchased with the investment capital of the respective entities. The shares of Common Stock owned beneficially by EGS Partners were purchased with investment capital of discretionary accounts under management of EGS Partners. The shares of Common Stock purchased by Messrs. Greenberg (and members of his immediate family) and Ketcher were purchased with personal funds or trust funds.

      The shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Pharm Fund are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by discretionary accounts under its management. Such margin accounts are maintained at Bear Stearns & Co. Inc., and may from time to time have debit balances. Non-margin accounts are maintained at Bankers Trust
Company.   Since other securities are held in such margin accounts, it is not

    13D                                                    Page 13 of 22 Pages

possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. The shares owned by Mr. Greenberg are held in his various accounts maintained at Goldman, Sachs & Co. or are beneficially owned by members of his immediate family. The shares owned by Mr. Ketcher are held in his various accounts maintained at First Boston Corporation. Currently, the interest rate charged on such various margin accounts is approximately 7% per annum.

ITEM 4.   PURPOSE OF THE TRANSACTION.

      The purpose of the acquisition of the shares of the Common Stock by the Reporting Persons was for investment. The Reporting Persons may in the future dispose of any or all of the shares of the Common Stock held by it or him at any time, or acquire other shares.

      Except as set forth in the preceding paragraph, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of
Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 10,526,932 shares outstanding, which is the total number of shares of Common Stock outstanding as of April 24, 1997, as reflected in the company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended March 31, 1997 (which is the most recent Form 10-Q on file).

      As of the close of business on July 2, 1997:

           (i) EGS Associates owns beneficially 100,683 shares of Common Stock, constituting approximately 1.0% of the shares outstanding.

           (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 275,286 shares, constituting approximately 2.6% of the shares outstanding, purchased for discretionary accounts managed by it.

           (iii) Bev Partners owns beneficially 48,831 shares of Common Stock, constituting approximately 0.5% of the shares outstanding.

           (iv) Pharm Fund owns 87,346 shares of Common Stock, constituting approximately 0.8% of the shares outstanding.

    13D                                                    Page 14 of 22 Pages

           (v) Mr. Greenberg owns directly, and beneficially through ownership by members of his immediate family, 10,400 shares of Common Stock, constituting approximately 0.1% of the shares outstanding.

           (vi) Mr. Ketcher owns directly 12,100 shares of Common Stock, constituting approximately 0.1% of the shares outstanding.

           (vii) Messrs. Ehrman, Gerstl and McLaren own directly no shares of Common Stock.

           By reason of the provisions of Rule 13d-3 of the Act, each of the General Partners may be deemed to own the 100,683 shares beneficially owned by EGS Associates, the 275,286 shares beneficially owned by EGS Partners, the 48,831 shares beneficially owned by Bev Partners and the 87,346 shares beneficially owned by Pharm Fund. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Pharm Fund are aggregated, they total 512,146 shares of Common Stock, constituting approximately 4.9% of the shares outstanding.

           (viii) In the aggregate, the Reporting Persons beneficially own a total of 534,646 shares of Common Stock, constituting approximately 5.1% of the shares outstanding.

           (b)   (i)   Each of EGS Associates, EGS Partners (with respect to
shares of the discretionary accounts), Bev Partners and Pharm Fund has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners, except that there is no voting power over 1,620 shares of Common Stock held in one of the discretionary accounts. Each of the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

                 (ii) Each General Partner has the sole power to vote and dispose of the shares owned directly by him. Mr. Greenberg has shared power to vote and dispose of shares owned by members of his immediate family.

           (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to July 2, 1997 up to and including July
2, 1997 by EGS Associates, EGS Partners, Pharm Fund, Bev Partners, and Mr. Ketcher, are set forth in Schedules A, B, C, D and E. During such period, Messrs. Ehrman, Gerstl, Greenberg and McLaren did not enter into any transactions in the Common Stock.

           (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

    13D                                                    Page 15 of 22 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Act.

    13D                                                    Page 16 of 22 Pages

                           SIGNATURES



After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:     July 14, 1997

/s/ William Ehrman
------------------------------
William Ehrman, individually and as general partner of each of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and THE PHARMACEUTICAL/
MEDICAL TECHNOLOGY FUND, L.P. and as member of EGS PARTNERS, L.L.C.

/s/ Frederic Greenberg
------------------------------
Frederic Greenberg

/s/ Frederick Ketcher
------------------------------
Frederick Ketcher

/s/ Jonas Gerstl
------------------------------
Jonas Gerstl

/s/ James McLaren
------------------------------
James McLaren

    13D                                                    Page 17 of 22 Pages

                           Schedule A


                      EGS Associates, L.P.

                Transactions in the Common Stock

                                            Price Per Share
  Date of         Number of                   (including
Transaction    Shares Purchased/(Sold)      Commissions, if any)

06/27/97            2,680                         $9.546
07/02/97            5,245                         $9.874

    13D                                                    Page 18 of 22 Pages

                        Schedule B

                       EGS Partners

                Transactions in the Common Stock

                                            Price Per Share
  Date of          Number of                 (including
Transaction   Shares Purchased/(Sold)      Commissions, if any)

06/02/97          (3,000)                       $8.090
06/27/97           7,345                        $9.546
06/30/97             780                        $9.625
07/02/97          14,430                        $9.874

    13D                                                    Page 19 of 22 Pages

                           Schedule C

        The Pharmaceutical/Medical Technology Fund, L.P.

                Transactions in the Common Stock

                                           Price Per Share
  Date of          Number of                (including
Transaction   Shares Purchased/(Sold)      Commissions, if any)


06/19/97           5,000                        $8.685
06/27/97           1,820                        $9.546
06/30/97           2,220                        $9.625
07/02/97           3,570                        $9.874

    13D                                                    Page 20 of 22 Pages

                           Schedule D

                       Bev Partners, L.P.

                Transactions in the Common Stock

                                            Price Per Share
  Date of            Number of                (including
Transaction    Shares Purchased/(Sold)      Commissions, if any)

06/27/97             1,155                      $9.546
07/02/97             2,255                      $9.874

    13D                                                    Page 21 of 22 Pages

                           Schedule E

                       Frederick Ketcher

                Transactions in the Common Stock

                                            Price Per Share
  Date of         Number of                  (including
Transaction    Shares Purchased/(Sold)      Commissions, if any)


05/12/97             1,000                      $7.820